UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Sycamore Networks, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

871206405

(CUSIP Number)

Sunrise Acquisition Corp.

338 Pier Avenue

Hermosa Beach, CA 90254

Attention: Nick Kaiser

(310) 364-0100

with a copy to

Pepper Hamilton LLP

The New York Times Building

620 Eighth Avenue, 37th Fl.

New York, NY 10018

Attention: James D. Rosener, Esq.

(212) 808-2700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 23, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 871206405	13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS Sunrise Acquisition Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (See Item 3)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,334,319 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON 8,334,319 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.9% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Based on 28,882,093 shares of common stock, par value $0.001 per share (the “Common Stock”) of Sycamore Networks, Inc. outstanding as of October 4, 2012, as disclosed by Sycamore Networks, Inc. in its Annual Report on Form 10-K for the fiscal year ended July 31, 2012 filed with the Securities and Exchange Commission (the “SEC”) on October 10, 2012.

CUSIP No. 871206405	13D	Page 3 of 7 Pages

Item 1.	Security and Issuer.

The class of equity securities to which this Statement on Schedule 13D (the “Schedule 13D”) relates is the common stock, par value $0.001 per share (“Common Stock”) of Sycamore Networks, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 220 Mill Road, Chelmsford, MA 01824.

Item 2.	Identity and Background.

(a) - (c)	This Schedule 13D is being filed by Sunrise Acquisition Corp., a Delaware corporation (the “Reporting Person”). The Reporting Person is a corporation formed for the purposes of consummating the transactions contemplated by the Asset Sale Agreement (as defined and described in the response to Item 4 below). The Reporting Person is 100% owned by Sunrise Acquisition Holdings, LLC, which in turn is 99.75% owned by Marlin Equity III, L.P. and 0.25% owned by Marlin Executive Fund III, L.P. Marlin Equity Partners III, L.P. is the general partner of both Marlin Equity III, L.P. and Marlin Executive Fund III, L.P. Marlin Ultimate GP, LLC is the general partner of Marlin Equity Partners III, L.P. The McGovern Family Trust owns all of the beneficial interests of Marlin Ultimate GP, LLC and David McGovern and Corina Williams McGovern are co-trustees of the McGovern Family Trust. The principal business address of the Reporting Person is 338 Pier Avenue, Hermosa Beach, CA 90254. The name, title, present principal occupation or employment and address of each of the Reporting Person’s officers and directors are listed on Schedule I. Other than Patrick DiPietro, all of the other individuals listed on Schedule I are citizens of the United States. Patrick DiPietro is a Canadian citizen.

(d) and (e)	During the last five years, neither the Reporting Person nor, to the best of the Reporting Person’s knowledge, any individual identified in Schedule I hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Concurrently with the execution of the Asset Sale Agreement (as defined and described in the response to Item 4 below), the Reporting Person entered into the following voting agreements with stockholders of the Issuer (each, a “Voting Agreement”, and collectively, the “Voting Agreements”), each of which is dated October 23, 2012: (i) a Voting Agreement with Sparta Group MA LLC Series 4, of which Gururaj Deshpande serves as manager, (ii) a Voting Agreement with the Gururaj Deshpande Grantor Retained Annuity Trust, for which Jaishree Deshpande serves as trustee, (iii) a Voting Agreement with Platyko Partners L.P., of which Daniel E. Smith is the General Partner, (iv) a Voting Agreement with Daniel E. Smith and Elizabeth Riley, and (v) a Voting Agreement with Daniel E. Smith. Each stockholder party to the Voting Agreements is referred to herein as a “Stockholder” and, collectively, the “Stockholders”.

Pursuant to the Voting Agreements, the Stockholders have agreed to vote all shares of Common Stock owned by such Stockholder (and any additional shares of Common Stock acquired by the Stockholders of record or beneficially after October 23, 2012) (collectively, the “Covered Shares”) in favor of the approval of sale of the assets of the IBM Business (as defined below) pursuant to the Asset Sale Agreement. As of October 23, 2012, an aggregate of 8,334,319 shares of Common Stock were subject to the Voting Agreements. Each stockholder separately is the beneficial owner of a portion of the total number of Covered Shares. Neither the Reporting Person nor any of the individuals listed on Schedule I hereto has expended any funds in connection with the Voting Agreements.

Item 4.	Purpose of Transaction.

On October 23, 2012, the Reporting Person entered into an Asset Purchase and Sale Agreement (the “Asset Sale Agreement”) with the Issuer, pursuant to which the Reporting Person will acquire substantially all of the Issuer’s assets primarily related to or used in the Issuer’s Intelligent Bandwidth Management business (the “IBM Business”). Pursuant to the Asset Sale Agreement, the Reporting Peron will pay $18.75 million in cash (subject to adjustment as provided in the Asset Sale Agreement) and will assume certain related liabilities. The transaction is conditioned on the approval of Issuer’s shareholders and other customary closing conditions.

CUSIP No. 871206405	13D	Page 4 of 7 Pages

In connection with the execution of the Asset Sale Agreement, the Reporting Person entered into the Voting Agreements with the Stockholders for the purpose of facilitating the sale of certain assets of Issuer pursuant to the terms of the Asset Sale Agreement. Pursuant to the Voting Agreements, each Stockholder has agreed to vote the Covered Shares held by it in favor of the sale of the assets of the IBM Business pursuant to the Asset Sale Agreement and against any Acquisition Proposal (as defined in the Asset Sale Agreement) or any amendment of the Issuer’s certificate of incorporation or bylaws. The Stockholders have also agreed not to (i) solicit proxies or become a participant in a proxy solicitation in opposition to the approval of the sale of assets of the IBM Business pursuant to the Asset Sale Agreement and the transactions contemplated thereby, (ii) become a member of a “group” (as such term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder) with respect to any solicitation of voting securities of the Issuer in support of an Acquisition Proposal, or (iii) engage in any conduct as to which the Issuer is prohibited by Section 4.9 of the Asset Sale Agreement.

The Voting Agreements terminate upon the earliest of (i) the Closing (as defined in the Asset Sale Agreement), (ii) the termination of the Asset Sale Agreement in accordance with its terms, (iii) a material amendment of the Asset Sale Agreement or (iv) the mutual written consent of the parties to the Voting Agreements.

The information contained in Item 3 of this Schedule 13D is herein incorporated by reference.

Item 5.	Interest in Securities of the Issuer.

(a) and (b)	By virtue of the Voting Agreements, the Reporting Person, for purposes of Rule 13d-3 may be deemed to beneficially own an aggregate of 8,334,319 shares of Common Stock, representing approximately 28.9% of the issued and outstanding shares of Common Stock of the Issuer (based on 28,882,093 shares of Common Stock as reported by the Issuer to be issued and outstanding as of October 4, 2012). Further, as a result of the Voting Agreements, the Reporting Person may be deemed to have acquired shared voting power with respect to the Covered Shares. Each of the persons described in Item 2(a)-(c) other than the Reporting Person disclaims beneficial ownership of the Covered Shares.

(c)	Except as described in response to Item 4, there have been no transactions in the shares of Common Stock during the past sixty days by the Reporting Person or any other person named in Schedule I.

(d)	Not applicable.

(e)	Because the nature of the Reporting Person’s beneficial interest in Common Stock is solely as a result of the Voting Agreements, the Reporting Person’s beneficial interest in Common Stock is expected to be reduced to less than 1% of the outstanding shares of Common Stock following the completion of the obligations of the Voting Agreements.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided in Items 3, 4 and 5 is incorporated herein by reference. Except for the agreements described in response to Items 3 and Item 4, neither the Reporting Person, nor, to the best of the Reporting Person’s knowledge, any persons listed on Schedule I hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person, with respect to any securities of the Issuer.

The descriptions herein of the Voting Agreements are qualified in their entirety by reference to such agreements, copies of which are attached hereto as Exhibits.

CUSIP No. 871206405	13D	Page 5 of 7 Pages

Item 7.	Material to Be Filed as Exhibits.

Exhibit Number	Description

99.1	Voting Agreement, dated October 23, 2012, by and between Sunrise Acquisition Corp. and Sparta Group MA LLC Series 4 (incorporated by reference to Exhibit A of Amendment No. 1 to Statement of Beneficial Ownership on Schedule 13D filed with the SEC on October 23, 2012 by Gururaj Deshpande in his capacity as Manager of Sparta Series 4, Gururaj Deshpande and Jaishree Deshpande) (“Sparta 13D”)

99.2	Voting Agreement, dated October 23, 2012, by and between Sunrise Acquisition Corp. and Gururaj Deshpande Grantor Retained Annuity Trust (incorporated by reference to Exhibit B of Sparta 13D)

99.3	Voting Agreement, dated October 23, 2012, by and between Sunrise Acquisition Corp. and Platyko Partners, L.P.

99.4	Voting Agreement, dated October 23, 2012, by and between Sunrise Acquisition Corp., Daniel E. Smith and Elizabeth Riley

99.5	Voting Agreement, dated October 23, 2012, by and between Sunrise Acquisition Corp. and Daniel E. Smith

CUSIP No. 871206405	13D	Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: November 1, 2012	SUNRISE ACQUISITION CORP.

/s/ Doug Bayerd
Name: Doug Bayerd Title: Secretary

SCHEDULE I

OFFICERS AND DIRECTORS OF THE REPORTING PERSON

Name	Title	Present Principal Occupation	Business Address
Nick Kaiser	Chief Executive Officer, President and Director	Partner, Marlin Equity Partners	Sunrise Acquisition Corp. 338 Pier Avenue Hermosa Beach, CA 90254

Doug Bayerd	Secretary and Director	Vice President, Marlin Equity Partners	Sunrise Acquisition Corp. 338 Pier Avenue Hermosa Beach, CA 90254

Robb Warwick	Treasurer and Director	Chief Financial Officer, Marlin Equity Partners	Sunrise Acquisition Corp. 338 Pier Avenue Hermosa Beach, CA 90254

Patrick DiPietro	Director	Operating Partner, Marlin Equity Partners	Sunrise Acquisition Corp. 338 Pier Avenue Hermosa Beach, CA 90254